Exhibit N
Carrousel Capital Ltd.
203-205 Brompton Road
London SW3 1LA England
Tel: 44 20 7823 7044 Fax: 44 20 7591 3829
March 31, 2006
VIA HAND DELIVERY
John Millette
Secretary of The Brazil Fund, Inc.
c/o Deutsche Investment Management Americas Inc.
345 Park Avenue
New York, New York 10154
Re:      THE BRAZIL FUND, INC.: NOMINATION OF DIRECTORS
Dear Mr Millette,
     In accordance with Section 2.11 of the Restated By-Laws of The Brazil Fund, Inc. (the “Fund”), Carrousel Capital Ltd. (“Carrousel”) hereby notifies you of its intent to appear in person or by proxy to nominate the following persons for election as Directors at the 2005 Annual Meeting of Stockholders called for June 30, 2006 (“the Annual Meeting”):
1.	Francis Rupert Chad Lea

2.	Gordon Muir-Carby

3.	Julian Michael Ivo Reid
     Annex A hereto sets forth information concerning each such nominee that is required to be included in this notice pursuant to Section 2.11 of the Fund’s By-Laws. Except as set forth in Annex A, no other information regarding the nominees is required pursuant to Regulation 14A promulgated under the Securities Act of 1934.
     Carrousel is the record holder of 185 shares of the Fund’s Common Stock, and the beneficial owner of 949,485 shares of the Fund’s Common Stock, as of March 31, 2006. Carrousel’s address is 203-205 Brompton Road, London SW3 1LA England.
     Although Carrousel has no reason to believe that the above-named nominees will not serve if elected, Carrousel reserves the right to substitute any of the above-named nominees, prior to the Annual Meeting, with another nominee of Carrousel’s choosing that possesses the requisite qualifications pursuant to the Fund’s By-Laws. In that event, Carrousel will provide notice to you as soon as practicable.
     Further, in the event that more than three Directors are to be elected at the Annual Meeting, Carrousel reserves the right to nominate additional persons for election.

     Carrousel has entered into Indemnification Agreements with each of the nominees indemnifying each of them with respect to their nomination.
     Enclosed are executed letters from each of the above nominees consenting to being nominated for election as a Director of the Fund and to serving as a director of the Fund if elected at such meeting.
     If any further information is required concerning any of Carrousel’s nominees, please do not hesitate to contact us.

Sincerely, CARROUSEL CAPITAL LTD

By:	/s/ Bruno Sangle-Ferriere
Name:	Bruno Sangle-Ferriere
Title:	Director

ANNEX A
NOMINEE INFORMATION
Francis Rupert Chad Lea
Age: 47 years
Business Address: 1 Bow Churchyard, London EC4M 9DQ, England
Principal Occupation: Financial Consultant, MSS Capital Ltd
Residence Address: Duxford Mill, Mill Lane, Duxford, Cambridge CB2 4PT, UK
Beneficial Ownership of Shares of Common Stock of the Fund: None.
Business Experience During the Last Five Years: Financial Consultant, MSS Capital Ltd, an investment adviser (2003-present); Sales Consultant, Laxey Partners (U.K.) Ltd, an investment management company (2000- 2003); Director, Head of Equities, Closed End Funds, ABN AMRO (1999-2000).
Current Directorships: Thai Prime Fund Limited
Other Information relating to the Nominee: Mr. Lea will not receive any compensation from Carrousel for his services as a director of the Fund. Mr. Lea has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) over the past ten years. Mr. Lea is not adverse to the Fund or any of its subsidiaries in any material pending legal proceedings. Mr. Lea is not an interested person of the Fund as defined in the Investment Company Act of 1940, as amended. Pursuant to a consultancy agreement, Lea Green Ltd. (an entity of which Mr. Lea is the sole beneficiary) has agreed to assist an affiliated entity of Carrousel in seeking to cause the Fund to take certain corporate actions with a view to enhancing shareholder value.
Gordon Muir-Carby
Age: 49
Business Address: 1 Berkeley Street, London, W1J 8DS
Principal Occupation: Chairman, Muir & Co Ltd
Residence Address: 711 Spice Quay, London, England
Beneficial Ownership of Shares of Common Stock of the Fund: None

Business Experience During the Last Five Years; Chairman, Muir & Co Ltd (2003-present); Chairman, Metropol (UK) Ltd (2000-2003) Head of European Emerging Markets, HSBC (1997-2000):
Current Directorships: N/A
Other Information relating to the Nominee: Mr. Muir-Carby will not receive any compensation from Carrousel for his services as a director of the Fund. Mr. Muir-Carby has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) over the past ten years. Mr. Muir-Carby is not adverse to the Fund or any of its subsidiaries in any material pending legal proceedings. Mr. Muir-Carby is not an interested person of the Fund as defined in the Investment Company Act of 1940, as amended.
Julian Michael Ivo Reid
Age: 61 years
Business Address:	10 Frere Felix de Valois Street, Port Louis, Mauritius & 1 Queen Anne’s Gate, London SW1H 9BT UK
Principal Occupation: CEO, 3a Asset Management Limited
Residence Address: 27 Burton Court, London SW3 4SZ
Beneficial Ownership of Shares of Common Stock of the Fund: None.
Business Experience During the Last Five Years: CEO 3a Asset Management Limited, Chairman & President of the Saffron Fund Inc., Director JF China Fund Inc., Chairman Morgan’s Walk Properties Ltd., Director & Chairman of The Korea Fund Inc.
Current Directorships: The Korea Fund Inc., JF China Fund Inc., 3a Asset Management Limited, 3a Global Growth Fund Inc.
Other Information relating to the Nominee: Mr. Reid will not receive any compensation from Carrousel for his services as a director of the Fund. Mr. Reid has not been convicted in any criminal proceedings over the past ten years. Mr. Reid is not adverse to the Fund or any of its subsidiaries in any material pending legal proceedings. Mr. Reid is not an interested person of the Fund as defined in the Investment Company Act of 1940, as amended. If elected Mr Reid fully appreciates that he will be working to provide the best practices of corporate governance on behalf of all shareholders.